

November 9, 2023

Lavell Juan Malloy, II
Chief Executive Officer
Brag House Holdings, Inc.
25 Pompton Avenue, Suite 101
Verona, NJ 07044

> **Re:** **Brag House Holdings, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted October 12, 2023**
> **CIK No. 0001903595**

Dear Lavell Juan Malloy:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to these comments by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 submitted October 12, 2023

Cover Page

1.   We note that you have removed the footnote on the prospectus cover page describing additional compensation payable to the underwriter, but disclosure on page 86 indicates that you will pay the underwriters' representative a non-accountable expense allowance equal to 1.0% of the gross proceeds of the offering. Please revise the prospectus cover page to disclose this non-accountable expense allowance and cross-reference the full discussion of underwriters' compensation in the "Underwriting" section.

2.   Please clarify whether you intend to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. On pages 6 and 32, you state that you will "take advantage of the

benefits of this extended transition period," but you have checked the box on the prospectus cover page indicating that you have elected not to use such transition period.

Prospectus Summary, page 1

3.   Where you discuss your diversified revenue channels, ensure that you clarify that your primary source of revenues to date has been from tournaments, if true, and clarify that the other revenue sources you discuss here have not yet generated meaningful revenues.

Risk Factors
Risks Relating to This Offering and Ownership of Our Common Stock, page 27

4.   Please add a risk factor or revise an existing risk factor in this section to address in detail the dilution that will occur upon consummation of the offering due to the automatic conversion of your Series A convertible preferred stock and Original Issue Discount Convertible Promissory Notes into shares of common stock.

Capitalization, page 39

5.   Please revise the total capitalization amount so that it sums accurately.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 44

6.   We note your response to prior comment 1 and revised disclosure regarding revenue generating activities. In Note 8 to the consolidated financial statements, you discuss revenue earned from a "Twitch Affiliate Program," and on page 44, you attribute revenue for the years ended December 31, 2022 and 2021 to tournament revenue and "live-streaming services." Please supplement your discussion of revenues in this section to clarify which business activities constitute "live-streaming services" and how these revenues are distinguishable from tournament revenue. Address, if appropriate, the Twitch Affiliate Program. Please refer to Item 303(b) of Regulation S-K.

Business
Our B2B Strategy, page 57

7.   Revise to provide the basis for your statement that you "anticipate that as [you] continue to grow [y]our user base during 2023 to 2025 and beyond, [y]our subscriptions, merchandise, and in-app purchases will weigh for approximately 50-55% of [y]our revenue."

Our B2C Strategy, page 57

8.   Please revise this disclosure to reflect the present state of your business-to-consumer activities and the percentage of revenue being derived from these activities versus your business-to-business activities. For example, on page 59 you state that "…one of our

central revenue drivers is our auto-renewable subscription model," but on page 2 you indicate that paid subscriptions will not be offered until 2024. In revising, please clarify whether the digital products within your platform, such as Brag Bucks, are currently functional and capable of generating revenue and whether the $300,000 in revenue referenced under "Tournament Fees" on page 61 is properly categorized as business-to-business or business-to-consumer revenue. Please make conforming revisions as needed in the "Prospectus Summary" section.

9. Revise to provide your membership data so that it presents a year-to-year and/or period-to-period comparison, such as the number of your Bragger members. Also, revise to clarify how the number of video views translates into future revenues, if at all, or explain its usefulness.

Key Performance Indicators, page 61

10. We note your response to prior comment 7 and your added definition of "engagement." Please revise this disclosure to clarify how your "engagement" metric translates into the "engagement rate" key performance indicator that is presented and quantified.

Partnerships, page 62

11. You state here and on page 45 that Brag House is currently negotiating terms for tournaments and promotional events with Fortune 1000 companies such as DoorDash and T-Mobile. Please revise your disclosure to clarify whether you have entered into definitive agreements with any such entities.

12. We note your response to prior comment 8 and the addition of the Moroch Agency Supplier Agreement and Amazon Web Services Customer Agreement to the exhibit index. Please also file as exhibits to the registration statement the other agreements discussed in this section, including the contracts with Coca-Cola and McDonald's and the partnership agreements with the Fort Worth Sports Commission and the Denver Broncos. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Executive and Director Compensation, page 72

13. We note your response to prior comment 5. Please revise the disclosure under "Outstanding Equity Awards at Fiscal Year-End" on page 72 to clarify whether any named executive officer held unexercised options, unvested stock, or equity incentive plan awards as of the end of the last completed fiscal year. Refer to Item 402(p)(1) of Regulation S-K.

Certain Relationships and Related Party Transactions
Related Party Transactions, page 73

14. Please revise to provide the complete disclosure called for by Item 404(d)(1) of Regulation S-K and Instruction 1 to Item 404 of Regulation S-K. In this regard, we note

your statement that this section summarizes related party transactions when the amount involved exceeds the lesser of $120,000 or "1% of your total assets," while Item 404(d)(1) indicates that this should be determined using the lesser of $120,000 or 1% of the average of your total year-end assets for the last two completed fiscal years. Instruction 1 to Item 404 also indicates that this section should cover the period since January 1, 2020.

<u>General</u>

15.   We note that you plan to offer Brag Bucks and Loyalty Tokens as digital assets for sale and/or distribution within the Brag House Platform. Please advise us how you will determine whether these digital assets are securities and add a risk factor or supplement an existing risk factor to disclose the risk that federal and state securities laws may apply to the distribution.

    Please contact Patrick Kuhn at 202-551-3308 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Daniel L. Woodard